

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

February 20, 2009

Mr. Stanton C. Heintz
Chief Financial Officer
Carbiz Inc.
7115 16th Street East, Suite 105
Sarasota, FL 34243

> **Re:** **Carbiz Inc.**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2008**
> **Filed April 30, 2008**
>
> **Form 10-Q for the Quarterly Periods Ended April 30, July 31,**
> **and October 31, 2008**
> **File No. 000-52209**

Dear Mr. Heintz:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief